CHAIN BRIDGE I

8 The Green # 17538

Dover, DE 19901

September 26, 2024

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Juan Grana
Jane Park

Re:	Chain Bridge I Preliminary Proxy Statement on Schedule 14A Filed September 16, 2024 File No. 001-41047

Dear Ms. Long and Mr. Park:

This letter sets forth the response of Chain Bridge I (“CBRG” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated September 25, 2024 (the “Comment Letter”), with respect to the above-captioned Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). We have included your comments in italics for reference.

Preliminary Proxy Statement on Schedule 14A filed September 16, 2024

Risk Factors, page 17

1.             With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has any members who are, or has substantial ties with, a non-U.S. person. In this regard we note your disclosure on page 21 about “CBRG Sponsor” and its purchase of Class B shares and warrants from Chain Bridge Group and CB-Co Investment in December 2023. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United Sttaes (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Securities and Exchange Commission

September 26, 2024

RESPONSE: Our sponsor is not, is not controlled by, and has no members who are, or have substantial ties with, a non-U.S. person. We have revised footnote 3 to the table on page 35 of the Beneficial Ownership of Securities Section to state the following:

“(3)       Fulton AC I LLC (“CBRG Sponsor”) is the record holder of the shares reported herein. CBRG Sponsor is managed by CREO I LLC (“CREO”). CBRG Sponsor is owned 20% by CREO, 40% by Seven Knots, LLC (“Seven Knots”) and 40% by Keystone Capital Partners, LLC (“Keystone”). Each of CBRG Sponsor, CREO, Seven Knots, and Keystone, and each of their members, is a U.S. Person and none of them has a substantial relationship with a non-U.S. Person. Daniel Wainstein indirectly, through his ownership interest in Seven Knots and Keystone, owns approximately 40% of the equity interests of CBRG Sponsor. Mr. Wainstein has no control over CBRG Sponsor, CREO, Seven Knots or Keystone and has no control over the voting and dispositive decisions regarding the Issuer’s securities owned by CBRG Sponsor, which are made solely by CREO, of which Mr. Cohen is manager. Accordingly, Mr. Wainstein will not be deemed to have or share beneficial ownership of such shares and, for the avoidance of doubt, he expressly disclaims any such beneficial interest to the extent of any pecuniary interest he may have therein, directly or indirectly. Mr. Cohen may be deemed to beneficially own the securities held by CBRG Sponsor.”

2.             We note that you are seeking to extend your termination date to May 15, 2025, which is a date that is 42 months from your initial public offering, and that if you do not consummate your Initial Business Combination by November 9, 2024, you will be in violation of Nasdaq listing standards and your Class A Shares and Units may be delisted, as described on page 28. Please revise your risk factors section to disclose that your proposal to extend your termination to May 15, 2025 does not comply with the 36-month requirement of Section 5101-2(b) of the Nasdaq listing rules, and that your shares may be subject to suspension and delisting from Nasdaq. Further, describe the impact on the company and investors if your securities are delisted, including on your ability to identify and combine with a target company, that you may become subject to the penny stock rules and that your securities would no longer be covered securities with the meaning of Section 18 of the Securities Act.

RESPONSE: The risk factor set forth below has been added to page 17-18 of the Risk Factors section of the Proxy Statement:

“Nasdaq may delist our Class A Shares and Units from its exchange prior to the closing of our Initial Business Combination, which could limit investors’ ability to make transactions in our Class A Shares and Units and subject us to additional trading restrictions.

If the Amendment Proposal passes and we have not completed a an Initial Business Combination by November 9, 2024, we will be in violation of Nasdaq listing standards.

Section IM-5101-2(b) of the Nasdaq Listing Rules (the “Business Combination Deadline Rule”) requires that any special purpose acquisition company, such as the Company, must within 36 months of the effectiveness of its registration statement for its IPO (the “IPO Registration Statement”), or such shorter period that the Company specifies in its registration statement, must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the deposit account (excluding any deferred underwriters fees and taxes payable on the income earned on the deposit account) at the time of the agreement to enter into the initial combination. The date that is 36 months following the effectiveness of our IPO Registration Statement is November 9, 2024. If the Amendment Proposal is approved, the Termination Date will extend until May 15, 2024.

Securities and Exchange Commission

September 26, 2024

A violation of the Business Combination Deadline Rule will likely result in the suspension or delisting of our securities from Nasdaq. If Nasdaq suspends or delists the Company’s Class A Shares and Units from trading on its exchange and the Company is not able to list such securities on another approved national securities exchange, we expect that such securities could be quoted on an over-the-counter market during the extension period. If this were to occur, we could face significant material adverse consequences, including: (i) a limited availability of market quotations for the Class A Shares and Units; (ii) reduced liquidity for the Class A Shares and Units; (iii) a determination that the Class A Shares and Units are “penny stocks” which will require brokers trading in such securities to adhere to more stringent rules, including being subject to the depository requirements of Rule 419 of the Securities Act, and possibly result in a reduced level of trading activity in the secondary trading market for the securities; (iv) a decreased ability to issue additional securities or obtain additional financing in the future; and (v) a less attractive acquisition vehicle to a target business in connection with an initial business combination should the Phytanix Business Combination not be consummated.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our securities are no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

We do not expect such a delisting to impact our ability to consummate the Phtytanix Business Combination. Regardless of where our securities are traded, New Phytanix will apply to list its securities on Nasdaq Capital Markets upon consummation of the Phytanix Business Combination. However, if the Phytanix Business Combination is not consummated, such a suspension or delisting will have a material adverse impact on our ability to locate another target for an Initial Business Combination, and would likely cause us to enter liquidation. If we are required to liquidate, our shareholders would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our stock and warrants following such a transaction, and our warrants would expire worthless.”

If you require any further information or have additional questions, please contact me at (917) 447-0336 or our counsel, Jennifer Wong of Kelley Drye & Warren LLP, at (312) 857-7076.

Sincerely,

/s/ Andrew Cohen

Andrew Cohen
Chief Executive Officer

cc:	Michael Adelstein, Partner at Kelley Drye & Warren LLP
Jennifer Wong, Special Counsel at Kelley Drye & Warren LLP